

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2022

William Taylor
Chief Executive Officer
SR Bancorp, Inc.
220 West Union Avenue
Bound Brook, New Jersey 08805

> **Re: SR Bancorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on October 28, 2022**
> **CIK No. 0001951276**

Dear William Taylor:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 28, 2022

Cover Page

1. We note your disclosure on page 13 that generally, no individual may purchase more than 25,000 shares of common stock. Please add this maximum purchase amount to the cover page of the prospectus.

Summary, page 1

2. Refer to page 141. We note your disclosure that all depositors have voting rights in Somerset Savings Bank as to all matters requiring depositor action and that upon completion of the conversion depositors will cease to have any voting rights. Please disclose this in the summary section or include a cross reference to this section.

3.   We note that your business strategy includes leveraging the residential lending expertise of Somerset Savings Bank and the commercial lending expertise of Regal Bank to pursue new opportunities to increase lending in your primary market area and expand its existing loan relationship. Please balance the discussion by disclosing the added risks of such lending, as disclosed on pages 22-24.

Risk Factors

The geographic concentration of our loan portfolio and lending activities, page 21

4.   Please disclose whether your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures. Please make conforming changes for the risk factor starting with "[a]lmost all of our loans are secured by real estate…" on page 22.

Changes in interest rates or the shape of the yield curve, page 21

5.   Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected.

We are an emerging growth company, page 28

6.   Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements as long as you are a smaller reporting company. Please make conforming changes throughout the registration statement as applicable.

Comparison of Financial Condition at June 30, 2022 and June 30, 2021, page 65

7.   In the last sentence on page 65, please clarify, if true, that the "$5.6 increase in accumulated other comprehensive lost" means millions.

Directors of Somerset Savings Bank and SR Bancorp, page 107

8.   We note your disclosure on page 157 that your board of directors will be divided into three classes. Please revise this section to reflect this information. Please also disclose what directors will serve in each class and the period of time for each class to serve on the board.

The Merger with Regal Bancorp, page 125

9.   Please discuss material aspects of the background of the transaction, including who initiated discussions, whether the registrant considered other targets and, if so, a summary of the discussions, why the registrant chose this target, whether the registrant considered other transaction structures and, if so, why the registrant chose to proceed with a merger.

<u>List of Exhibits, page II-3</u>

10. You state that certain exhibits listed in the exhibit index are denoted by an asterisk "to be filed supplementally." Please clarify in the exhibit index that these exhibits will be filed by amendment.

 You may contact Shannon Davis at 202-551-6687 or William Schroeder at 202-551-3294 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-957-9365 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Finance

cc: Marc Levy, Esquire